FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                       By: /s/David Patterson/s/

Coastport Capital Inc.
Suite 1550, 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
Telephone: (604) 688-0803
Facsimile: (604) 687-7041
E-Mail: info@coastportcapital.com
N E W S R E L E A S E

Coastport Capital Announces San Ramon Drill Results

Vancouver, B.C., April 8, 2005 - Coastport Capital Inc. (TSX-V: CPP) and Radius Gold Inc.
(TSX-V: RDU) announce results for their 11-hole diamond drill program at the San Ramon project in Nicaragua. The results include a best intersection of 16.9 g/t Au over 1.5m.

Eleven holes were completed on or beneath the Rosamond and La Leonesa vein systems at San
Ramon. Veins and/or wall rock stockwork and breccia zones were intersected in most holes confirming what was seen and suspected from the surface trenching completed last year.
Intersections which returned greater than 1g/t Au are shown below and a map showing drill collar locations is available on the Radius Gold web site (www.radiusgold.com).

Hole No.     From (m)     To (m)     Interval (m)     Au g/t     Ag g/t*
SRDH-2     73.1         76.2       3.1         2.8         nsr
SRDH-3     109.2         112.2      3.0         3.8         nsr
SRDH-4     105.8         108.2     2.4         2.6         28.6
SRDH-5     150.9         152.4     1.5         16.9         13.4
SRDH-7     62.3         66.5         4.3         4.8         nsr
SRDH-8     95.6         99.1     3.5         1.4         nsr
*nsr = no significant results

Significantly, reconnaissance prospecting on a newly acquired license in the San Ramon area has discovered a previously unknown vein exposed for 900m along strike in an area 5km southeast of the San Ramon veins. A concession application has been filed to cover the new discovery and more detailed work on this zone will start soon.

Coastport's management has informed its joint venture partner, Radius, that further work is planned at San Ramon.

Background

The San Ramon camp hosts several major high- grade epithermal gold quartz veins, a number of which were mined in the early to mid 1900s. Surface and underground workings evidence strike lengths in excess of 1500m on individual veins. Radius' historic sampling indicates that the veins and their oxidized wall rocks have the potential to host significant gold mineralization.

Radius work to date has focused on the La Leonesa and Rosamond veins. Narrow high grade veins were mined at La Leonesa from 1902 to 1919. The veins strike east/west and dip steeply to the south. There are no production records and the depth of mining is unknown. Old workings suggest a strike length of over 1,000m for the Leonesa Vein. The Rosamond Vein, located 1.5km southeast of the Leonesa, strikes east-west and dips to the north at 45º to 60º. The vein was mined over a strike length of 500m to an unknown depth.

Radius' trenching at La Leonesa returned a best intersection of 4m @ 5.9 g/t Au from the apparent hangingwall of the main epithermal vein. Channel sampling at Rosamond returned a best section of 12.3g/t over 4.5m from the footwall, and 13.6g/t Au over 1.9 from the hanging wall. Very little is known about the potential grades of the actual veins down dip from the historical mine workings.

Coastport has the exclusive option to acquire from Radius an undivided 50% legal and beneficial interest in the property in by spending at least US $1- million by December 31, 2005 and at least
US $2-million by July 1, 2006.

NI43-101 Statement

Nancy Reardon M.Sc., P.Geol. is the Qualified Person as defined in NI 43-101 responsible for verifying that the results presented in this release have been accurately summarized from the official assay certificates provided to the Company. All samples were prepared and analysed at the CAS Labs Inc. (CAS) facility in Tegucigalpa, Honduras. CAS, based in Washington State, has provided analytical services to the gold and silver mining/exploration industries since 1989.

Coastport has not independently verified the results of the 11 hole diamond drill program on the
San Ramon project presented in this news release. It is relying on Nancy Reardon, Radius'
Qualified Person, for verification of the results.

For further information, please contact:
Laurie W. Sadler, President and CEO (604) 644-0645
Warwick G. Smith, Public Relations (604) 685-8287
Email: info@coastportcapital.com
The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.